03007090

Westfälische Hypothekenbank AG, 44128 Dortmund

SEC MAIL RECEIVED PROCESSING SECTION MAR 03 2003 WASH. D.C. 155

THE WESTHYP

Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)

450 Fifth Street
Washington D.C. 20549

SUPPL

Contact:

Ulrich Boehner

Kommunikation & Controlling

phone: (+49) 231 1082-318
fax: (+49) 231 1082-1318

February 25, 2003

Attention: Office of International Corporate Finance

Re: Westfälische Hypothekenbank AG („WestHyp") - File Number 82- 4940

Dear Sirs,

On March 12, 1999 you have approved our application pursuant to Rule 12g3-2(b). Our file number is 82 - 4940. To satisfy the requirements of Rule 12g3-2(b) I enclose copies of our interim reports 06/2002, 09/2002 and a copy of our Annual Report 2001. A copy of our Annual Report 2002 will follow soon. More information are available on our internet homepage www.westhyp.de.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Very truly yours,

WESTFÄLISCHE HYPOTHEKENBANK
Aktiengesellschaft

U. Boehner

Ulrich Boehner

dlw 3/7

Enclosures

Income statement figures

— in € million —	01-01 to 06-30 2002	six 12ths of 2001
Net interest income	60.4	62.1
Comission income	3.8	3.0
Comission expense	7.9	9.2
Net comission expense	(4.1)	(6.2)
Net interest and comission income	**56.3**	**55.9**
Wages and salaries	7.9	8.1
Social security taxes, pension expense	2.2	2.1
Personnel expenses	10.1	10.2
Other administrative expenses	7.0	6.9
Administrativ expenses	**17.1**	**17.1**
Other operating income, net	0.3	3.2
Operating profit before risk provisionig	**39.5**	**42.0**
Risk provisioning	(21.8)	(16.9)
Operating profit	**17.7**	**25.1**
Write-down of participating interests, shares in related companies and other long-term securities	6.8	7.0
Expenses from loss absorption	0.1	0.1
Earnings before taxes	**10.8**	**18.0**
Average workforce	**253**	**260**



Westfälische Hypothekenbank AG

Head Office

44139 Dortmund
Florianstraße 1
Tel. +49 / 2 31 / 10 82-0
Fax +49 / 2 31 / 10 82-2 57
www.westhyp.de
westhyp@westhyp.de

Branch

10117 Berlin
Behrenstraße 29
Tel. +49 / 30 / 88 57 14-0
Fax +49 / 30 / 88 57 14-10

Local Offices

20148 Hamburg
Rothenbaumchaussee 42
Tel. +49 / 40 / 45 01 75-0
Fax +49 / 40 / 45 01 75-10

60596 Frankfurt
Schaumainkai 91
Tel. +49 / 69 / 63 00 02-0
Fax +49 / 69 / 63 00 02-10

44139 Dortmund
Florianstraße 1
Tel. +49 / 2 31 / 10 82-7 30
Fax +49 / 2 31 / 10 82-4 91

80539 München
Maximilianstraße 30
Tel. +49 / 89 / 29 19 12-0
Fax +49 / 89 / 29 19 12-10

Netherlands

WestHyp Finance B.V.
Coengebouw 10e Etage
Kabelweg 37
NL-1014 BA Amsterdam
Tel. +31 / 20 / 5 81 77 50
Fax +31 / 20 / 5 81 77 55
westhypfinance@wxs.nl



designed by muse | www.muse.de

INTERIM REPORT


6/2002

DIE WESTHYP
WIR BAUEN MIT

The Executive Board reports

Changing markets and a general economic downturn depressed business. Apart from lower demand, especially our quest for a clearly higher risk quality (better borrower credit standings) and thus more



selective lending decisions was reflected in our accounts. Total new lending business by mid-2002 came to €4,379 million (like for like down from €5,913 million).

Loans worth €501 million (down from the year-earlier €530 million) were granted within our new property finance business, while WestHyp contracted new capital market business of a total volume of €3,954 million (down from €5,442 million).

Business in municipal loans including securities eligible for the public-sector coverage pool, totaling €2,899 million (down from €3,874 million), as well as that in other securities of €979 million (down from €1,509 million), shrank significantly. Transactions in this area were downscaled deliberately since amid this difficult market environment, the envisaged level of margins could hardly be achieved.

Net interest and commission income for H1/2002 was earned at €56.3 million, hence up 0.7 percent from the year-earlier prorated €55.9 million. Despite substantial capital expenditures for a future-oriented IT platform, our general administrative expenses of €17.1 million were maintained at the year-earlier magnitude, as was the gross operating profit of €39.2 million (up from a prorated €38.8 million). The net balance of other operating income and expenses of €0.3 million sank from the prorated 6-month 2001 level of €3.2 million. Risk-provisioning expenses were kept substantially unchanged, whereas the poor market caused the expense for liquidity risk provisioning to increase, bringing the operating result after risk provisioning to €17.7 million (down from €25.1 million p.r.t.). Semiannual EBT thus amounted to €10.8 million (down from a prorated €18.0 million). In view of the current market situation, the Bank expects to deliver a still sufficing performance for all of 2002.

The Executive Board



Business trend in figures

— in € million —	01-01 to 06-30 2002	01-01 to 06-30 2001
New business		
Property finance loans (incl. loans against municipal guaranties)	501.6	529.8
for residential properties	78.5	115.2
for commercial properties, etc.	423.1	414.6
Municipal loans and securities eligible for the public-sector coverage pool	2,898.8	3,873.7
Other securities	978.5	1,509.3
Disbursements		
Property finance loans (incl. loans against municipal guaranties)	572.1	600.7
Municipal loans	2,138.5	1,143.9
Renewals	456.0	582.0
Refinance borrowings	6,954.6	8,777.6

Balance sheet figures

— in € million —	06-30-2002	12-31-2001
Loans and advances to other banks	**10,156.3**	**8,262.0**
mortgage loans	345.7	334.0
municipal loans	8,468.6	7,414.8
other loans and advances	1,342.0	513.2
Loans and advances to customers	**17,475.5**	**17,315.9**
mortgage loans	8,797.4	8,629.9
municipal loans	8,674.6	8,672.4
other loans and advances	3.5	13.6
Bonds and other fixed-income securities	**16,133.6**	**15,522.4**
bonds — third-party issuers	15,472.6	14,804.0
own bonds	661.0	718.4
Accounts due to other banks thereof bonds issued:	**6,770.4**	**6,283.3**
registered mortgage Pfandbrief bonds	730.0	788.4
registered public-sector Pfandbrief bonds	438.3	388.4
Accounts due to customers thereof bonds issued:	**5,740.7**	**5,166.6**
registered mortgage Pfandbrief bonds	2,140.3	2,071.1
registered public-sector Pfandbrief bonds	2,228.9	1,864.6
Depts evidenced by certificates thereof bonds issued:	**30,695.6**	**29,125.2**
mortgage Pfandbrief bonds	2,441.1	2,362.5
public-sector Pfandbrief bonds	22,946.8	21,532.1
other	5,307.7	5,230.6
Subordinated liabilitites	**297.1**	**273.1**
Participatory capital	**146.4**	**146.4**
Equity thereof	**384.2**	**374.2**
capital stock thereof	80.5	79.5
common stock	39.0	38.0
dormant preferred stock	41.5	41.5
reserves	303.7	294.7
Total assets	**44,296.8**	**41,712.5**

Income statement figures

— in € million —	01-01 to 09-30	nine 12ths of
	2002	2001
Net interest income	88.5	93.2
Comission income	5.8	4.5
Comission expense	11.7	13.9
Net comission expense	(5.9)	(9.4)
Net interest and comission income	**82.6**	**83.8**
Wages and salaries	12.0	12.1
Social security taxes, pension expense	3.2	3.2
Personnel expenses	15.2	15.3
Other administrative expenses	10.4	10.3
Administrativ expenses	**25.6**	**25.6**
Other operating income, net	0.2	4.7
Operating profit before risk provisionig	**57.2**	**62.9**
Risk provisioning	(29.0)	(25.2)
Operating profit	**28.2**	**37.7**
Write-down of participating interests, shares in related companies and other long-term securities	11.8	10.5
Expenses from loss absorption	0.2	0.2
Earnings before taxes	**16.2**	**27.0**
Average workforce	**252**	**262**



Westfälische Hypothekenbank AG

Head Office

44139 Dortmund
Florianstraße 1
Tel. +49 / 2 31 / 10 82-0
Fax +49 / 2 31 / 10 82-2 57
www.westhyp.de
westhyp@westhyp.de

Branch

10117 Berlin
Behrenstraße 29
Tel. +49 / 30 / 88 57 14-0
Fax +49 / 30 / 88 57 14-10

Local Offices

20148 Hamburg
Rothenbaumchaussee 42
Tel. +49 / 40 / 45 01 75-0
Fax +49 / 40 / 45 01 75-10

60596 Frankfurt
Schaumainkai 91
Tel. +49 / 69 / 63 00 02-0
Fax +49 / 69 / 63 00 02-10

44139 Dortmund
Florianstraße 1
Tel. +49 / 2 31 / 10 82-7 30
Fax +49 / 2 31 / 10 82-4 91

80539 München
Maximilianstraße 30
Tel. +49 / 89 / 29 19 12-0
Fax +49 / 89 / 29 19 12-10

Netherlands

WestHyp Finance B.V.
Coengebouw 10e Etage
Kabelweg 37
NL-1014 BA Amsterdam
Tel. +31 / 20 / 5 81 77 50
Fax +31 / 20 / 5 81 77 55
westhypfinance@wxs.nl



designed by muse | www.muse.de

INTERIM REPORT



9/2002

DIE WESTHYP
WIR BAUEN MIT

The Executive Board reports

In the current fiscal year, dramatically changed markets and the poor economy have depressed business. The ongoing sluggish demand for finance, especially evident in Germany, and above all our quest for a clearly higher risk quality (better borrower credit standings) and thus more selective lending decisions were reflected in our accounts. Our 9-month new lending business totaled € 5,995 million (down from the year-earlier € 8,048 million). Loans worth € 731 million (down from the year-earlier € 871 million) were granted within our new property finance business, including € 393 million (down from a like-for-like € 436 million) outside Germany, with the focus on the Netherlands and Great Britain. The share of commercial property finance came to € 626 million (down from € 695 million a year ago), equivalent to 86 percent of total property finance business.



WestHyp contracted new capital market business of a total volume of € 5,264 million (down from € 7,177 million). Business in municipal loans including securities eligible for the public-sector coverage pool, totaling € 4,087 million (down from € 4,631 million), as well as that in other securities of € 1,177 million (down from € 2,546 million), shrank significantly. The volume of transactions in this area was downscaled deliberately since amid this difficult market environment, the envisaged level of margins could hardly be achieved. Net interest and commission income for the 9 months ended September 30, 2002, was earned at € 82.6 million, hence down 1.4 percent from the year-earlier prorated € 83.8 million. Despite substantial capital expenditures for a future-oriented IT platform, our general administrative expenses of € 25.6 million were maintained at the year-earlier magnitude. The gross operating profit came to € 57.0 million (down from a prorated € 58.2 million). The net balance of other operating income and expenses of € 0.2 million sagged from the prorated 9-month 2001 level of € 4.7 million, lessening the operating result before risk provisioning from € 62.9 million the year before to € 57.2 million. After providing for risks at a net € 29.0 million (up from € 25.2 million), the operating result after risk provisioning amounted to € 28.2 million (down from € 37.7 million p.r.t.). Nine-month EBT thus totaled € 16.2 million (down from a prorated € 27.0 million). Given the poor market situation, the Bank expects to deliver a still sufficing performance for all of 2002.

The Executive Board



Business trend in figures

— in € million —	01-01 to 09-30 2002	01-01 to 09-30 2001
New business		
Property finance loans (incl. loans against municipal guaranties)	730.8	870.5
for residential properties	92.0	145.0
for commercial properties, etc.	638.8	725.5
Municipal loans and securities eligiable for the public-sector coverage pool	4,087.3	4,631.0
Other securities	1,177.3	2,546.2
Disbursements		
Property finance loans (incl. loans against municipal guaranties)	832.1	937.9
Municipal loans	2,607.4	2,023.2
Renewals	592.0	698.3
Refinance borrowings	10,861.7	11,329.5

Balance sheet figures

— in € million —	09-30-2002	12-31-2001
Loans and advances to other banks	**9,880.0**	**8,262.0**
mortgage loans	344.1	334.0
municipal loans	7,861.9	7,414.8
other loans and advances	1,674.0	513.2
Loans and advances to customers	**17,193.4**	**17,315.9**
mortgage loans	8,795.3	8,629.9
municipal loans	8,387.2	8,672.4
other loans and advances	10.9	13.6
Bonds and other fixed-income securities	**16,169.3**	**15,522.4**
bonds — third-party issuers	15,526.0	14,804.0
own bonds	643.3	718.4
Accounts due to other banks thereof bonds issued:	**7,743.4**	**6,283.3**
registered mortgage Pfandbrief bonds	750.3	788.4
registered public-sector Pfandbrief bonds	490.7	388.4
Accounts due to customers thereof bonds issued:	**5,830.7**	**5,166.6**
registered mortgage Pfandbrief bonds	2,072.6	2,071.1
registered public-sector Pfandbrief bonds	2,477.5	1,864.6
Depts evidenced by certificates thereof bonds issued:	**29,025.8**	**29,125.2**
mortgage Pfandbrief bonds	2,223.1	2,362.5
public-sector Pfandbrief bonds	22,418.8	21,532.1
other	4,383.9	5,230.6
Subordinated liabilitites	**280.0**	**273.1**
Participatory capital	**146.4**	**146.4**
Equity thereof	**384.2**	**374.2**
capital stock thereof	80.5	79.5
common stock	39.0	38.0
dormant preferred stock	41.5	41.5
reserves	303.7	294.7
Total assets	**43,686.5**	**41,712.5**